UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Azure Printed Homes Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       March 28, 2022

Physical Address of Issuer:

18101 S. Figueroa
Gardena, California 90248

Website of Issuer:

https://azureprintedhomes.com/

Current Number of Employees: 15

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$2,384,402	$545,881
Cash & Cash Equivalents	$385,537	$59,225
Accounts Receivable	$86,638	$122,448
Short-term Debt	$159,957	$437,608
Long-term Debt	$4,974,667	$1,654,378
Revenues/Sales	$4,278,762	$3,977,272
Cost of Goods Sold	$1,646,333	$3,223,046
Taxes Paid	$0	$0
Net Income	($1,200,042)	($818,193)

Azure Printed Homes Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Azure Printed Homes Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF(§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://azureprintedhomes.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2024

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan, " "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein and therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Azure Printed Homes Inc. (the "Company") is a Delaware Corporation formed on March 28, 2022.

The Company is located at 18101 S. Figueroa, Gardena, California 90248.

The Company's website is https://azureprintedhomes.com/.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF INVESTMENT.

BUSINESS

Description of the Business

Azure Printed Homes Inc. is a 3D printing technology company, incorporated in Delaware as a corporation on March 28, 2022. The Issuer is headquartered and qualified to conduct business in the State of California.

The Issuer conducts business in all 50 U.S. states and sells products and services through the internet throughout the United States.

The Issuer conducts its business through its wholly-owned subsidiary Azure Construction, Inc., a California corporation, incorporated on August 19, 2019

Business Plan

Azure Printed Homes Inc. is fundamentally changing the construction industry by leveraging 3D printing technology using polymers to prefab modern backyard offices, ADUs and homes 70% faster and 30% less expensive than existing construction methods. Azure is the first to 3D-print complete structures using recycled plastic materials.

The Issuer initiated units' designs, polymers material research, 3D printers research and regulatory process approval in 2021. It started producing 3D printed backyard studio sheds in 2022 to prove the concept, receive positive publicity, and accelerate revenue. Most sheds under 120 square feet do not require permits, and Azure can convert backyard studio sales into revenue faster than other product types. The Issuer started working with ADU customers, and home builders in 2022 for the first deliveries in 2023.

Azure is selling studios to homeowners directly, ADUs to investors and property owners and homes to homebuilders and developers.

The Company's Products and/or Services

Product / Service	Description	Current Market
Backyard Studio	Azure is the first to 3D-print complete backyard studio using recycled plastic materials	Homeowners and glamping resorts
ADU	Accessory Dwelling Units ("ADU") also known as secondary units, granny flats, and in-law units, separate small dwellings embedded within residential properties. They can be created by constructing standalone detached buildings.	Investors and Property Owners
Prefab Homes	Prefabricated buildings which are manufactured off-site and can be shipped and assembled	Homebuilders and Developers

Competition

Biggest competitors for Prefab Backyard offices include ToughShed and StudioShed. Competitors in Prefab ADU include Cover, Boxabl and United Dwellings. California competitors for prefab homes include Connect Homes and Mighty Buildings. Our units are less expensive and faster to install. Mighty Buildings is the only company from the above using 3D printing homes using cement, primarily in Texas. 3D printing with cement is not an environmentally friendly process emitting on ton of CO_2 for every ton of cement produced.

Customer Base

Azure provides affordable housing to different segments of the market including backyard studios and ADU direct to consumers and homes of different sizes for developers and housing authorities.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
18127859	Utility Patent Application	System and Method for the 3-Dimensional Printing Structures	03/29/2023	Non-Provisional Patent Pending	USA

29839789	Design Patent	Three-Dimensional Printed Home	05/24/2022	Pending	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ross Maguire	Chief Executive Officer, President, Assistant Secretary, and Director	2022-present: CEO, President, Assistant Secretary, and Director of Azure Printed Homes, Inc. 2019-2022: CEO of Azure Construction, Inc. Ross is responsible for operations, design, project management, quality assurance, and recruiting at both Azure Construction, Inc. and the Azure Printed Homes Inc.	Masters Degree in Civil Engineering; Graduated 2008 from University of Nottingham, UK
Aron R. Eidelman	Chairman of the Board	2018-2020: Software Engineer and Security Specialist at Kong, Inc. Aron's employment responsibilities at Kong were to support the business development team. 2020-2022: Partner Solutions Architect at Amazon Web Services (AWS). At AWS Aron supported the business development department with software solutions for customers. 3/28/2022–present: Chairman of the Board of Azure Printed Homes Inc. As Chairman of the Board of the Issuer, Aron does not have any employment receptibilities with the Issuer. 2022- present: Cloud Operations Advocate at Google. As Cloud Operations Advocate, Aron is responsible for supporting company's clients.	BA in Philosophy; Graduated in 2010 from Oglethorpe University in Atlanta, GA

Yuri Eidelman	Secretary, Treasurer, and Director	2003-2022: President of Acorn USA. As President of Acorn USA, Yuri was responsible for operations, finances, and business development. 2019-2022: Board Member of Azure Construction, Inc. 2/1/2022-present. Responsible Managing Officer (RMO) of Azure Construction, Inc. As an RMO, Yuri is a main contact for the Issuer with California State License Board. 3/28/2022-present: Director, Secretary and Treasurer of Azure Printed Homes Inc. Yuri provides Quality Assurance for construction projects.	BA in Computer Science; Graduated in 1973 from Kyiv Institute of National Economy in Kyiv, Ukraine
Jessica Paullus	Director of Sales	2024-present: Director of Sales, Azure Printed Homes. As Director of Sales Jessica is responsible for responding to all sales inquires received through the Company's marketing efforts and supporting the Company's sales team. 2010-2024 New Home Sales Consultant, Wedgewood Building Company. As a New Home Sales Consultant, Jessica worked with potential homebuyers to customize their selections and to take them through a journey of purchasing new custom homes.	BA in English. Graduated in 1998 from Indiana University, Bloomington, IN.
Gene Eidelman	Director of Business Development & Strategic Planning	2019-2022: President of Azure Construction, Inc. 3/28/2022 – present: Director of Business Development of Azure Printed Homes Inc. Gene is responsible for business development and strategic planning.	MBA; Graduated in 2019 from the Pepperdine University, Malibu, CA
Anthea Tatum	Director of Finance	January 2020 – present: Director of Finance of Azure Construction, Inc. Anthea's responsibilities include payroll, bank reconciliation, bookkeeping and accounting. 2015-2022 CEO of AD Bookkeeping, Inc. Anthea provided accounting services for small and medium size businesses	BA in Public Administration. Graduated in 2000 from USC, Los Angeles, CA
Ravi Gupta	Director of Engineering	November 2022 – present: Director of Engineering of Azure Printed Homes, Inc. Ravi's responsibilities	B.S. in Mechanical Engineering; Graduated in 2011 from the

| | | include the installation and launch of Azure's 3D printing production line.

2011-2022: Director of Engineering of Arktura LLC. Ravi managed the Engineering department, consisting of 12 engineers specializing in project management, product development, software development and production. Ravi also evaluated new technologies, machinery and software to improve manufacturing operations and product development. | University of Southern California |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock of which 2,020,000 are issued and outstanding, par value $0.001 per share (the "**Common Stock**") and 10,000,000 shares of preferred stock of which 0 are issued and outstanding, par value $0.001 per share (the "**Preferred Stock**").

300,000 shares of Common Stock of the Company have been set aside for future awards pursuant to the Company's equity incentive plan (the "**Plan**"). Currently, the Company has awarded 18,000 options to purchase Common Stock of the Issuer.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,020,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer's board of directors may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Stock
Face Value	30,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer's board of directors may authorize and issue additional options at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the option holders assuming exercise prior to the Offering is approximately 1.46%.

Type	Simple Agreement for Future Equity
Face Value	$150,000
Voting Rights	N/A
Anti-Dilution Rights	N/A

Material Terms	Valuation Cap: $20,000,000 Discount: 10% If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), this Safe will automatically convert into a number of shares of the Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of the Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price. "Equity Financing" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Conversion Price" means either: (i) the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization; or (ii) the product of (x) the price per share of Capital Stock sold in an Equity Financing and (y) 100% less the Discount, whichever calculation results in a greater number of shares of Capital Stock. If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the Conversion Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors

	(on an as converted basis based on a valuation of Common Stock as determined by an independent third party valuator at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and(iii) and all holders of Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at the valuation cap immediately prior to the filing of this Form C-AR, the percentage ownership of the Issuer by the holders of the Safes would be approximately 0.75%.

Type	Simple Agreement for Future Equity
Face Value	$10,000
Voting Rights	N/A
Anti-Dilution Rights	N/A

Material Terms	Valuation Cap: $25,000,000 Discount: 10% If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), this Safe will automatically convert into a number of shares of the Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of the Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price. "Equity Financing" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Conversion Price" means either: (i) the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization; or (ii) the product of (x) the price per share of Capital Stock sold in an Equity Financing and (y) 100% less the Discount, whichever calculation results in a greater number of shares of Capital Stock. If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the Conversion Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

	If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined by an independent third party valuator at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at the valuation cap immediately prior to filing of this Form C-AR, the percentage ownership of the Issuer by the holders of the Safes would be approximately 0.04%

Type	Simple Agreement for Future Equity
Face Value	$608,806
Voting Rights	N/A
Anti-Dilution Rights	N/A

Material Terms	Valuation Cap: $24,000,000 Discount: 10% If an Equity Financing occurs before this instrument terminates, the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price. "Equity Financing" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Conversion Price" means either: (i) the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization; or (ii) the product of (x) the price per share of Capital Stock sold in an Equity Financing and (y) 100% less the Discount, whichever calculation results in a greater number of shares of Capital Stock. If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. If there is a Dissolution Event before this instrument terminates, the Issuer will distribute its entire assets

	legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at the valuation cap immediately prior to the filing of this Form C-AR, the percentage ownership of the Issuer by the holders of the Safes would be approximately 2.5%.

Type	Simple Agreement for Future Equity
Face Value	$117,300
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Valuation Cap: $28,000,000 Discount: 10% If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. "Conversion Price" means either: (i) the price per share equal to (x) the Valuation Cap divided by (y) the Issuer Capitalization; or (ii) the product of (x) the price per share of Preferred Stock sold in an Equity Financing and (y) 100% less the Discount, whichever calculation results in a greater number of shares of Safe Preferred Stock. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of the proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of the Purchase Amount or the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. "Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization. If there is a Dissolution Event before the termination of this Safe, the investor will automatically be entitled to receive a portion of the proceeds equal to the Purchase Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at the valuation cap immediately prior to the filing of this Form C-AR, the percentage ownership of the Issuer by the holders of the Safes would be approximately 0.4%.

Type	Simple Agreement for Future Equity
Face Value	$12,500
Voting Rights	N/A
Anti-Dilution Rights	N/A

Material Terms	Valuation Cap: $28,000,000 Discount: 10% If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), this Safe will automatically convert into a number of shares of the Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of the Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price. "Equity Financing" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Conversion Price" means either: (i) the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization; or (ii) the product of (x) the price per share of Capital Stock sold in an Equity Financing and (y) 100% less the Discount, whichever calculation results in a greater number of shares of Capital Stock. If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the Conversion Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

	If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined by an independent third party valuator at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at the valuation cap immediately prior to the filing of this Form C-AR, the percentage ownership of the Issuer by the holders of the Safes would be approximately 0.045%.

Type	Simple Agreement for Future Equity
Face Value	$3,265,495
Voting Rights	N/A
Anti-Dilution Rights	N/A

Material Terms	Valuation Cap: $12,000,000 Discount: 10% If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), this Safe will automatically convert into a number of shares of the Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of the Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price. "Equity Financing" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Conversion Price" means either: (i) the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization; or (ii) the product of (x) the price per share of Capital Stock sold in an Equity Financing and (y) 100% less the Discount, whichever calculation results in a greater number of shares of Capital Stock. If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the Conversion Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

	If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined by an independent third party valuator at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at the valuation cap immediately prior to the filing of this Form C-AR, the percentage ownership of the Issuer by the holders of the Safes would be approximately 27.21%.

Type	Simple Agreement for Future Equity
Face Value	$462,865
Voting Rights	N/A
Anti-Dilution Rights	N/A

Material Terms	Valuation Cap: $20,000,000 Discount: $10% If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), this Safe will automatically convert into a number of shares of the Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price. "Equity Financing" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "First Equity Financing Price" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price. "SAFE Price" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization. If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of

| | Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined by an independent third party valuator at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock. |
|---|---|
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at the valuation cap immediately prior to the filing of this Form C-AR, the percentage ownership of the Issuer by the holders of the Safes would be approximately 2.3%. |

Type	Simple Agreement for Future Equity
Amount Outstanding	$245,572
Voting Rights	N/A
Anti-Dilution Rights	N/A

Material Terms	Valuation Cap: $32,000,000 Discount: 10% If an Equity Financing occurs before this instrument terminates, the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price. "Equity Financing" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital. "Conversion Price" means either: (i) the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization; or (ii) the product of (x) the price per share of Capital Stock sold in an Equity Financing and (y) 100% less the Discount, whichever calculation results in a greater number of shares of Capital Stock. If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. If there is a Dissolution Event before this instrument terminates, the Issuer will distribute its entire assets

	legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at the valuation cap immediately prior to the filing of this Form C-AR, the percentage ownership of the Issuer by the holders of the Safes would be approximately 1.07%.

Type	Simple Agreement for Future Equity
Amount Outstanding	$109,551
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Valuation Cap: $32,000,000 Discount: 10% If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. "Conversion Price" means either: (i) the price per share equal to (x) the Valuation Cap divided by (y) the Issuer Capitalization; or (ii) the product of (x) the price per share of Preferred Stock sold in an Equity Financing and (y) 100% less the Discount, whichever calculation results in a greater number of shares of Safe Preferred Stock. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of the proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of the Purchase Amount or the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. "Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization. If there is a Dissolution Event before the termination of this Safe, the investor will automatically be entitled to receive a portion of the proceeds equal to the Purchase Amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Safe holder assuming conversion prior to the Offering is variable and may depend on the terms of the Issuer's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Safes were to convert at the valuation cap immediately prior to the filing of this Form C-AR, the percentage ownership of the Issuer by the holders of the Safes would be approximately 0.34%.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$484,970
Interest Rate and Amortization Schedule	3.75% per annum
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	May 23, 2050
Date Entered Into	May 23, 2020

Type	Loan
Creditor	ENGS Commercial Credit
Amount Outstanding	$185,120
Interest Rate and Amortization Schedule	7.31% per annum
Description of Collateral	Robot and Extruder
Other Material Terms	N/A
Maturity Date	April 19, 2027
Date Entered Into	April 19, 2022

Type	Loan
Creditor	ENGS Commercial Finance Company
Amount Outstanding	$59,000 as of 1/30/2024
Interest Rate and Amortization Schedule	6% per annum
Description of Collateral	Robot
Other Material Terms	N/A
Maturity Date	May 25, 2027
Date Entered Into	May 24, 2022

Type	Loan
Creditor	Envision Capital
Amount Outstanding	$28,317
Interest Rate and Amortization Schedule	14.0% per annum
Description of Collateral	Rotating Motor
Other Material Terms	N/A
Maturity Date	August 3, 2027
Date Entered Into	August 3, 2022

Type	Loan
Creditor	Global Merchant
Amount Outstanding	$92,900
Interest Rate and Amortization Schedule	12.0% per annum
Description of Collateral	Accounts Receivable
Other Material Terms	N/A
Maturity Date	September 7, 2024
Date Entered Into	March 4, 2024

Type	Loan
Creditor	Credibly
Amount Outstanding	$67,396
Interest Rate and Amortization Schedule	12.0% per annum
Description of Collateral	Accounts Receivable
Other Material Terms	N/A
Maturity Date	September 7, 2024
Date Entered Into	March 4, 2024

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

Ross Maguire	880,000 Common Stock	43.56%
The Eidelman Irrevocable Trust (Aron Eidelman and Eliot Eidelman)	1,080,000 Common Stock	53.47%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C -AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2024 the Company had an aggregate of $93,584 in cash and cash equivalents, leaving the Company with approximately 9 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company is currently undertaking to raise up to $4,600,000 pursuant to Regulation CF by offering to sell up to $4,600,000 in SAFEs (Simple Agreement for Future Equity).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	Sold in exchange for shares of Azure Construction, Inc.	880,000	N/A	March 28, 2022	Section 4(a)(2)
Common Stock	Sold in exchange for shares of Azure Construction, Inc.	20,000	N/A	March 28, 2022	Section 4(a)(2)
Common Stock	Sold in exchange for shares of Azure Construction, Inc.	1,120,000	N/A	March 28, 2022	Section 4(a)(2)
Options to Purchase Common Stock	N/A	30,000	N/A	December 1, 2022 – March 1, 2024	Rule 701
Simple Agreement for Future Equity	$150,000	3	Working Capital	May 16, 2022- June 8, 2022	Rule 506(b)
Simple Agreement for Future Equity	$608,806	550	Working Capital	June 14, 2022	Regulation Crowdfunding
Simple Agreement for Future Equity	$10,000	1	Working Capital	December 21, 2022 – March 12, 2023	Rule 506(c)
Simple Agreement for Future Equity	$117,300	112	Working Capital	November 15, 2022	Regulation Crowdfunding
Simple Agreement for Future Equity	12,500	7	Working Capital	March 15, 2023 – July 12, 2023	Rule 506(c)
Simple Agreement for Future Equity	$245,572	299	Working Capital and equipment	May 19, 2023 - August 18, 2023	Regulation Crowdfunding
Simple Agreement for Future Equity	$3,265,495	23	Working Capital and equipment	July 27, 2023 – February 1, 2024	Rule 506(c)
Simple Agreement for Future Equity	$462,865	7	Working Capital and equipment	February 5, 2024 – March 6, 2024	Rule 506(c)

| Simple Agreement for Future Equity | $109,551 | 35 | Working Capital | March 7, 2024 - Present | Regulation CF |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- One of the Issuer's suppliers, Avant Plumbing, Inc., is owned by The Eidelman Irrevocable Trust, one of the Issuer's shareholders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance with Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://azureprintedhomes.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with applicable state law.

The Company failed to timely file an annual report with the SEC within 120 days after the end of the Company's 2022 fiscal year. Notwithstanding the foregoing, the Company filed a Form C-AR on March 5, 2024 with the hope of rectifying such failure to comply with Regulation CF's annual reporting requirement.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Azure Printed Homes, Inc.

DocuSigned by:
Ross Maguire
B3FE5AE6EAE8484...

(Signature)

Ross Maguire
(Name)

Chief Executive Officer, President and Assistant Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
By:________
32D89F344ABA47A...
Name: Aron Eidelman
Title: Director

DocuSigned by:
By:________ Ross Maguire
B3FE5AE6EAE8484...
Name: Ross Maguire
Title: Director, CEO, President and Assistant Secretary

DocuSigned by:
By:________ YURI EIDELMAN
7AC4CAE7CEE24E9...
Name: Yuri Eidelman
Title: Director, Treasurer and Secretary

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

AZURE PRINTED HOMES, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023
AND
DECEMBER 31, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED)



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Azure Printed Homes, Inc.
Gardena, California

Opinion

We have audited the consolidated financial statements of Azure Printed Homes, Inc., which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Azure Printed Homes, Inc. as of December 31, 2023 and December 31, 2022, and the result of its consolidated operations and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of Azure Printed Homes, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Azure Printed Homes, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 8, 2024
Los Angeles, California

AZURE PRINTED HOMES INC.
CONSOLIDATED BALANCE SHEET
(AUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	385,537	$	59,225
Inventory		87,057		-
Acccounts Receivable, net		86,638		112,448
Due from Related Parties		-		-
Other Current Assets		88,516		50,393
Total Current Assets		**647,748**		**222,066**
Property and equipment, net		1,700,017		302,314
Intangibles		36,636		21,501
Total Assets	**$**	**2,384,402**	**$**	**545,881**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	76,302	$	55,013
Current Portion of Loans		82,224		374,403
Other Current Liabilities		1,430		8,192
Total Current Liabilities		**159,957**		**437,608**
SAFEs		4,360,066		953,449
Loans		614,601		700,929
Total Liabilities		**5,134,623**		**2,091,985**
STOCKHOLDERS EQUITY				
Common Stock, $0.001 par, 10,000,000 shares authorized, 2,020,000 and 2,020,000 shares issued and outstanding as of December 31, 2023 and 2022		2,020		2,020
Additional Paid In Capital		13,977		18,052
Retained Earnings/(Accumulated Deficit)		(2,766,219)		(1,566,177)
Total Stockholders' Equity		**(2,750,222)**		**(1,546,104)**
Total Liabilities and Stockholders' Equity	**$**	**2,384,402**	**$**	**545,881**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 4,278,762	$ 3,977,272
Cost of Goods Sold	1,646,333	3,223,046
Gross profit	2,632,429	754,226
Operating expenses		
General and Administrative	2,847,956	1,603,320
Sales and Marketing	73,183	7,137
Total operating expenses	2,921,138	1,610,458
Operating Income/(Loss)	(288,709)	(856,231)
Interest Expense	(320,399)	(233,433)
Other Income/(Loss)	(590,934)	271,472
Income/(Loss) before provision for income taxes	(1,200,042)	(818,193)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (1,200,042)	$ (818,193)

See accompanying notes to financial statements.

AZURE PRINTED HOMES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(AUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	**2,000,000**	**$ 8,678**	**-**	**$ -**	**$ -**	**$ (747,984)**	**$ (739,306)**
Issuance of common shares	20,000	(6,658)	-	-	6,658	-	-
Sahe based compensation expense	-	-	-	-	11,394	-	11,394
Net Income/(Loss)	-	-	-	-	-	(818,193)	(818,193)
Balance—December 31, 2022	**2,020,000**	**$ 2,020**	**-**	**$ -**	**$ 18,052**	**$ (1,566,177)**	**$ (1,546,104)**
Sahe based compensation expense	-	-	-	-	(4,076)	-	(4,076)
Net Income/(Loss)	-	-	-	-	-	(1,200,042)	(1,200,042)
Balance—December 31, 2023	**2,020,000**	**$ 2,020**	**-**	**$ -**	**$ 13,977**	**$ (2,766,219)**	**$ (2,750,222)**

See accompanying notes to financial statements.

AZURE PRINTED HOMES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,200,042)	$	(818,193)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Fair value adjustment - SAFEs		262,047		73,342
Share based compensation expense		(4,076)		11,394
Amortization expense		7,415		4,300
Depreciation expense		228,639		27,708
Changes in operating assets and liabilities:				
Acccounts Receivable, net		25,811		(112,448)
Due from Related Parties		-		104,513
Other Current Assets		(38,124)		(50,393)
Accounts Payable		21,289		(32,417)
Inventory		(87,057)		-
Construction In Progress		-		(249,114)
Other Current Liabilities		(6,762)		685
Net cash provided/(used) by operating activities		**(790,859)**		**(1,040,623)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(1,626,342)		(330,022)
Purchases of Intangible Assets		(22,550)		(25,801)
Net cash provided/(used) in investing activities		**(1,648,892)**		**(355,823)**
CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of Loans		(378,507)		526,958
SAFE investments		33,503		880,106
Net cash provided/(used) by financing activities		**(345,004)**		**1,407,065**
Change in Cash		(2,784,754)		10,619
Cash—beginning of year		59,225		48,606
Cash—end of year	**$**	**(2,725,529)**	**$**	**59,225**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	(320,399)	$	(233,433)
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Azure Printed Homes Inc. was incorporated on March 28, 2022, in the state of Delaware. The consolidated financial statements of Azure Printed Homes Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Culver City, California. Azure Printed Homes, Inc. owns 100% shares of Azure Construction, Inc.

Azure Construction Inc. was incorporated on August 19, 2019, in the state of California. It is a construction company primarily building new residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios in Los Angeles, Ventura, and Riverside Counties.

Azure Printed Homes Inc. 3D-prints homes, ADUs ad backyard studios with a material consisting primarily of recycled polymers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents were not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Leasehold Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as five years.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progress towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

The Company earns revenues from construction services provided.

Cost of sales

Costs of goods sold include cost of labor, raw materials and ingredients, commissions, distribution services, federal excise tax, freight, delivery, packing materials, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $73,183 and $7,137, which is included in sales and marketing expenses.

Stock Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Deposits	88,516	50,393
Total Other Current Assets	$ 88,516	$ 50,393

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Payroll Liabilities	1,430	8,192
Total Other Current Liabilities	$ 1,430	$ 8,192

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Equipment	$ 1,840,452	$ 255,992
Leasehold Improvements	115,911	74,030
Fixed assets, at Cost	1,956,363	330,022
Accumulated depreciation	(256,347)	(27,708)
Fixed assets, Net	$ 1,700,017	$ 302,314

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $228,639 and $27,708, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,	2023	2022
Patents&Trademarks	$ 48,352	$ 25,801
Intangible assets, at cost	48,352	25,801
Accumulated amortization	(11,715)	(4,300)
Intangible assets, Net	$ 36,636	$ 21,501

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022, and 2021 were in the amount of $7,415 and $4,300 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2024	$ 9,670
2025	9,670
2026	9,670
2027	7,625
Thereafter	-
Total	$ 36,636

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a $0.001 par value. As of December 31, 2023, and December 31, 2022, 2,020,000 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock with a $0.001 par value. As of December 31, 2023, and December 31, 2022, 0 shares of Preferred Stock have been issued and are outstanding.

7.   SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 300,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$	-	-
Exercisable Options at December 31, 2021	-	$	-	-
Granted	50,000	$	-	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2022	50,000	$	2.07	9.02
Exercisable Options at December 31, 2022	50,000	$	2.07	9.02
Granted	10,000		-	
Exercised	-		-	
Expired/Cancelled	(40,000)		-	
Outstanding at December 31, 2023	20,000	$	1.93	6.03
Exercisable Options at December 31, 2023	20,000	$	1.93	6.03

Stock option expenses for the year ended December 31, 2023, and December 31, 2022, were $(4,076) and $11,394 respectively.

8. DEBT

Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Pearl Loan	$ 150,000	no set	8.26.2022	3.31.2022	$ 69,193	$ -	$ -	$ -	$ -	$ 23,064	$ -	$ 70,299	$ -	$ 70,299
New Co Loan	175,000	no set	3.28.2022	10.1.2023	52,935	-	-	-	-	35,290	-	34,754	-	34,754
Smart Loan	75,000	no set	11.17.2022	1.31.2023	28,308	-	-	-	-	3,539	-	42,838	-	42,838
Fundbox Loan	121,000	no set	6.22.2022	12.22.2023	27,447	-	-	-	-	13,723	-	57,985	-	57,985
ENGS Loans	216,994	7.31%	4.19.2022	4.19.2027	6,776	-	60,648	121,295	181,943	3,952	-	40,986	167,024	208,009
Flash Loan	150,000	no set	11.15.2022	8.31.2024	37,520	-	-	-	-	9,380	-	114,701	-	114,701
Envision Loan	38,997	15.00%	8.3.2022	8.3.2027	5,315	-	5,840	24,073	29,913	2,773	-	5,840	29,590	35,430
SBA EDIL	504,315	3.75%	5.23.2020	5.23.2050	18,912	34,649	15,737	469,233	484,970	15,737	15,737	-	504,315	504,315
Sara Lee	7,000	6.00%	12.19.2022	1.19.2023	420	-	-	-	-	-	-	7,000	-	7,000
SBA PPP	95,300	1.00%	12.7.1905	17.7.1905	-	-	-	-	-	-	-	-	-	-
Wall Funding	210,000	no set	6.24.2021	3.31.2022	-	-	-	-	-	82,973	-	-	-	-
Bluevine Line of Credit	167,500	-	2021	-	-	-	-	-	-	32,684	-	-	-	-
Total					$ 246,824	$ 34,649	$ 82,224	$ 614,601	$ 696,825	$ 223,115	$ 15,737	$ 374,403	$ 700,929	$ 1,075,332

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023

2024	$	82,224
2025		82,224
2026		82,224
2027		82,224
2028		1,737
Thereafter		366,191
Total	$	**696,825**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2023	2022
2022 SAFE	$ 608,806	Fiscal year 2022	$ 24,000,000	90%	$ 608,806	$ 608,806
2022 SAFE	150,000	Fiscal year 2022	$ 20,000,000	90%	150,000	$ 150,000
2022 SAFE	111,300	Fiscal year 2022	$ 28,000,000	90%	111,300	$ 111,300
2022 SAFE	10,000	Fiscal year 2022	$ 25,000,000	90%	10,000	$ 10,000
2023 SAFE	2,865,495	Fiscal year 2023	$ 12,000,000	90%	2,865,495	-
2023 SAFE	245,572	Fiscal year 2023	$ 32,000,000	90%	245,572	
2023 SAFE	33,503	Fiscal year 2023	$ 28,000,000	90%	33,503	-
Change in fair value of SAFE obligations					335,390	73,342
Total SAFE(s)	**$ 4,024,676**				**$ 4,360,066**	**$ 953,448**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(442,445)	$	(211,305)
Valuation Allowance		442,445		211,305
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(781,457)	$	(442,445)
Valuation Allowance		781,457		442,445
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had net operating loss ("NOL") carryforwards of approximately $2,766,219. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10.   RELATED PARTY

There are no other related party transactions.

11.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.